UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

1-7 Waterloo Road, Macquarie Park, NSW, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill

Andrew Bursill
Company Secretary

Date 7 May 2013

7 May 2013

ASX RELEASE

Novogen Oncology Discovery Library and Indications Expand

Novogen today announces completion of screening of its second generation of super-benzopyrans in its ongoing drug discovery platform.

The Company’s current lead drug candidate, CS-6, is a product of the first generation of compounds.

The discovery program aims to use the Company’s proprietary ‘bend’ technology to both strengthen the Company’s intellectual property position as well as identifying new lead compounds. Using CS-6 as the starting point, the program constructs new compounds of differing shape and increasing complexity. The objective is to discover new lead candidates with potent activity against various types of cancer stem cells and regular cancer cells.

Laboratory screening now has identified melanoma and pancreatic cancer as being highly sensitive to second-generation compounds, with two compounds showing particularly high potency.

Newly appointed Novogen Chief Scientific Officer, Dr David Brown, said today, “the identification of two new hit compounds against pancreatic cancer and melanoma nicely complements our pipeline of CS-6 with its key indications of glioblastoma and ovarian cancer.”

“Our task now is to decide which of these two new compounds we will fast-track through to the clinic in parallel with CS-6,” he added.

President of Novogen North America Inc , Dr Andrew Heaton, said today, “today’s results confirm our belief in the exciting potential of our ability to ‘bend’ small molecules to deliver specific activity against specific forms of cancer, and to meet our mission of developing a family of drugs providing comprehensive activity against both regular cancer cells and their progenitor cells.”

About Novogen

Novogen Ltd is a public Australian biotechnology company whose shares trade on both the Australian Stock Exchange (symbol ‘NRT’) and NASDAQ (symbol ‘NVGN’). The Company is based in Sydney, Australia and is focused on the development of a family of novel anti-cancer drugs based on comprehensive anti-cancer activity against both cancer cells and cancer stem cells. The Company’s inaugural drug candidate is CS-6.

About CS-6

CS-6 belongs to a new class of drug candidates intended to treat most forms of cancer in a comprehensive manner, targeting both cancer cells and their progenitor cells, cancer stem cells. CS-6 shows broad anti-proliferative and cytotoxic activity against human cancer cells and ovarian cancer stem cells. CS-6 also has been designed deliberately to meet the major known criteria for crossing the blood-brain barrier, and for that reason is being developed as a first-line for the treatment of glioblastoma multiforme, the main form of primary brain cancer.

About Cancer Stem Cells

Cancer stem cells (CSC) (or tumour-initiating cells) are believed to be a subpopulation of cells within many types of cancer that are responsible for driving the growth and spread of the cancer. CSC typically are resistant to radiotherapy and chemotherapy and are thought to be responsible for cancer recurrence following therapy. Targeting CSC is a new direction in oncology drug development as a means of preventing cancer recurrence.

Further information

Contact Dr Graham Kelly, Chief Executive Officer.

M: (61) 0459 200 095

E: Graham.Kelly@novogen.com

Please note that the Company currently is relocating offices and that the original phone numbers no longer are in use. New contact details will be available shortly.

Further information is available on the Company’s web site, www.novogen.com